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November 4, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jan Woo Anna Abramson Joyce Sweeney Christine Dietz Division of Corporation Finance Office of Technology

Re:	DP Cap Acquisition Corp 1 Registration Statement on Form S-1 Filed October 29, 2021 File No. 333-260456

To Whom It May Concern:

On behalf of our client, DP Cap Acquisition Corp I (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 3, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission by the Company on October 29, 2021 (the “Registration Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Amendment No. 1 to Form S-1 filed October 29, 2021

Risk Factors

Our warrant agreements will designate the courts of the State of New York..., page 64

1.
Please revise the description of the exclusive forum provision in your warrant agreements to state that it does not apply to suits brought to enforce, "with respect to suits brought in federal courts, any duty or liability created by the Securities Act or the rules and regulations thereunder for which Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts," as stated in the warrant agreements.

Response: The Company acknowledges the Staff’s comment and will update its disclosure in the final prospectus filed with the Commission after the effectiveness of the Registration Statement.

*     *     *     *

November 4, 2021 Page 2

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 906-1297 or my colleague, Rachel W. Sheridan, at (202) 637-2139.

Very truly yours,

/s/ Erika L. Weinberg
Erika L. Weinberg
of LATHAM & WATKINS LLP

cc:	Martin Zinny, DP Cap Acquisition Corp I Rachel Sheridan, Latham & Watkins LLP Gregg Noel, Skadden, Arps, Slate, Meagher & Flom, LLP